[redacted]

10028758

SECURI... ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/24/2008 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIRAE ASSET SECURITIES (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BRYANT PARK, 39TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIA LI 212-485-5988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 6/9

OATH OR AFFIRMATION

I, YOUNG GUK GONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIRAE ASSET SECURITIES (USA) INC., as of MARCH 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

FELIPE PRADAS
Notary Public - State of New York
No. 01PR6168996
Qualified in Queens County
My Commission Expires June 18, 2011

5/26

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mirae Asset Securities (USA) Inc.
Index
March 31, 2010

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
Mirae Asset Securities (USA) Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Mirae Asset Securities (USA) Inc. (a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd.) at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 26, 2010

Mirae Asset Securities (USA) Inc.
Statement of Financial Condition
March 31, 2010

Assets		
Cash	$	6,722,504
Deposit with clearing broker		250,000
Receivable from clearing broker		11,562
Accounts receivable		15,000
Due from affiliates		51,987
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $246,202		722,791
Security deposit		485,284
Prepaid expenses		40,356
Other assets		1,406
Total assets	$	8,300,890
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	47,386
Due to affiliates		23,934
Deferred rent		55,848
Accrued expenses		830,434
Total liabilities		957,602
Shareholder's equity		
Common stock - $.01 par value, 100 shares authorized, 20 issued and outstanding		-
Additional paid-in capital		10,000,000
Accumulated deficit		(2,656,712)
Total shareholder's equity		7,343,288
Total liabilities and shareholder's equity	$	8,300,890

The accompanying notes are an integral part of these financial statements.

1. Organization

Mirae Asset Securities (USA) Inc. (the "Company") is a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd.("the Parent"), located in Hong Kong, China, an indirect wholly-owned subsidiary of Mirae Asset Securities Co., Ltd, which was established in 1999 and listed on the Korea Stock Exchange in February 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through a clearing broker. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis. The Company also provides investment advisory and research services.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Cash

The Company's cash is held at a major U.S. bank. Given all cash is held by a single bank, the Company may be exposed to certain credit risk.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over five to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A

valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

The Company accounts for uncertain tax positions in accordance with ASC 740. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

3. Related Party Transactions

The Company is involved in transactions and has related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of March 31, 2010:

	March 31, 2010
Assets	
Due from affiliates	$ 51,987
Total assets	$ 51,987
Liabilities	
Due to affiliates	$ 23,934
Total liabiliites	$ 23,934

4. Furniture, Equipment and Leasehold Improvements

At March 31, 2010 furniture, equipment and leasehold improvements are comprised of the following:

Furniture and related equipment	$ 206,533
Leasehold improvements	762,460
	968,993
Less accumulated depreciation and amortization	(246,202)
Total	$ 722,791

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of March 31, 2010, the Company had net capital of $6,026,464 which was $5,926,464 in excess of its required net capital of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and

operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the company does not hold customer funds or customer securities.

6. Income Taxes

The Company files separate income tax returns. There is no Federal current provision for income taxes due to the Company aggregated loss as of the year ended March 31, 2010. Minimum state and local taxes were recorded.

At March 31, 2010, the total deferred tax asset is approximately $1,185,000. The significant component of the deferred tax asset relates primarily to the net operating losses incurred. The Company intends to maintain a valuation allowance for those net operating loss carryforwards until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recorded full valuation allowances against the loss carryforwards and other deferred tax assets as of the balance sheet date.

The Company has analyzed all material tax positions under the provisions and has determined that there are no tax benefits that should not be recognized as of March 31, 2010. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date. All tax years are open to tax examination by authorities.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

8. Savings Plan

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company who have completed one year of service and are 21 years of age or older. The Company made $0 and $25,779 in matching contributions to the 401(k) Plan for the periods ended March 31, 2009 and March 31, 2010, respectively.

9. Commitments and Contingencies

The Company leases office space under a lease agreement expiring in 2011.

In May 2010, the Company terminated the lease expiring in 2011, and entered into a lease agreement with a February 2014 lease termination date. The aggregate amount of the future lease obligations under this lease is $828,485, which amount is reflected in the commitment table below.

Minimum rental commitments under such operating leases are as follows:

	Operating Lease
2011	$ 261,627
2012	261,627
2013	261,627
2014	43,604
Mimimum lease payments	$ 828,485

The total rent expense for the periods ended March 31, 2010 and March 31, 2009 were $466,937 and $175,386, respectively.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through May 26, 2010, the date of issuance of the accompanying financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholder of
Mirae Asset Securities (USA), Inc.:

In planning and performing our audit of the financial statements of Mirae Asset Securities (USA), Inc. (the "Company") as of and for the periods from April 24, 2008 (inception) to March 31, 2009 and the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the periods from April 24, 2008 (inception) to March 31, 2009 and the year ended March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Director and Shareholder of
Mirae Asset Securities (USA) Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Mirae Asset Securities (USA) Inc. for the period from April 1, 2009 through March 31, 2010, which were agreed to by Mirae Asset Securities (USA) Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Mirae Asset Securities (USA) Inc.'s compliance with the applicable instructions of Form SIPC-7 during the period ended March 31, 2010. Management is responsible for Mirae Asset Securities (USA) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Vouched the listed assessment payment of $495 on page 1, items 2B of Form SIPC-7 to the Company's bank statements for October 2009(Check #1109: $345) and November 2009(Check #1119: $150). Agreed the assessment amount on page 1, items 2F of Form SIPC-7, to the accrued and other liabilities sub ledger as of March 31, 2010. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of Form X-17A-5 for the year ended March 31, 2010, with the Total revenue amount of $967,850 reported on page 2, item 2a of Form SIPC-7 for the period from April 1, 2009 through March 31, 2010, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Agreed the amount of commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $135,068 to the Mirae Asset Securities (USA) Inc. Statements of Operations, line "Execution and clearing fees", for the year ended March 31, 2010, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e, $832,782 and $2,082, respectively, for the period ended March 31, 2010 of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Mirae Asset Securities (USA) Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 26, 2010

SIPC-7

(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(30-REV 3/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67945 FINRA MARCH
MIRAE ASSETS SECURITIES (USA) INC
1 BRYANT PARK, 39TH FLOOR
NEW YORK, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$2,082
B. Less payment made with SIPC-6 filed (exclude interest) 10/19/2009 Date Paid		(495,)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1,587
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$1,587
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,587	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIRAE ASSET SECURITIES (USA) INC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning APRIL 1, 2009
and ending MARCH 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 967,850
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	135,068
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	135,068
2d. SIPC Net Operating Revenues	$ 832,782
2e. General Assessment @ .0025	$ 2,082

(to page 1 but not less than $150 minimum)

Mirae Asset Securities (USA) Inc.

Statement of Financial Condition
March 31, 2010